UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number: 001-38429

Bilibili Inc.

Building 3, Guozheng Center, No. 485 Zhengli Road

Yangpu District, Shanghai, 200433

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Explanatory Note

As an issuer listed on The Stock Exchange of Hong Kong Limited, we are required to prepare an interim report in respect of the first six months of each fiscal year pursuant to Rule 13.48(1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. We are furnishing our interim report in respect of the first six months of the fiscal year ending December 31, 2023 as Exhibit 99.1 of this current report on Form 6-K.

Exhibit Index

Exhibit 99.1 – Bilibili Inc. 2023 Interim Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BILIBILI INC.

By	:	/s/ Xin Fan
Name	:	Xin Fan
Title	:	Chief Financial Officer

Date: August 29, 2023